UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

ImageWare Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45245S207

(CUSIP Number)

December 4, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

Item 1.
Item 2.
Item 3.If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE
Exhibit A

CUSIP No. 45245S207

1)	Names of Reporting Persons	TDI Castles, LLC
	I.R.S. Identification Nos. of above persons (entities only)	330809438

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]

(b)	[X]

3)	SEC Use Only

4)	Citizenship or Place of Organization California

	(5)	Sole Voting Power	16,750

Number of
Shares	(6)	Shared Voting Power	0
Beneficially
Owned by
Each Reporting
Person With	(7)	Sole Dispositive Power	16,750

	(8)	Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,750

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11)	Percent of Class Represented by Amount in Row (9) 0.3%

12)	Type of Reporting Person (See Instructions) 00

CUSIP No. 45245S207

1)	Names of Reporting Persons	T. Bing Byington
I.R.S. Identification Nos. of above persons (entities only)

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]

(b)	[X]

3)	SEC Use Only

4)	Citizenship or Place of Organization U.S.A.

	(5)	Sole Voting Power	16,750

Number of
Shares	(6)	Shared Voting Power	0
Beneficially
Owned by
Each Reporting
Person With	(7)	Sole Dispositive Power	16,750

	(8)	Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,750

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X] *[1]

11)	Percent of Class Represented by Amount in Row (9) 0.3%

12)	Type of Reporting Person (See Instructions) IN

*[1]	Mr. T. Bing Byington holds a limited power of attorney with respect to an investment account of a third party. This limited power of attorney permits Mr. Byington shared authority to dispose of the 8,285 shares in this account. Mr. Byington has no pecuniary interest in these shares and disclaims beneficial ownership thereof.

Item 1.

(a)	Name of Issuer:

ImageWare Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices

10883 Thormint Road, San Diego, CA 92127

Item 2.

(a)	Name of Person Filing:

(1) TDI Castles, LLC (2) T. Bing Byington

(b)	Address of Principal Business Office or, if none, Residence:

(1) P.O. Box 675158 Rancho Santa Fe, CA 92067 (2) Same

(c)	Citizenship:

(1) California (2) USA

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number

45245S207

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 16,750 *[1]

(b)	Percent of class: 0.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 16,750

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 16,750

(iv)	Shared power to dispose or to direct the disposition of 0*[1]

*[1] Mr. T. Bing Byington holds a limited power of attorney with respect to an investment account of a third party. This limited power of attorney permits Mr. Byington shared authority to dispose of the 8,285 shares in this account. Mr. Byington has no pecuniary interest in these shares and disclaims beneficial ownership thereof.

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8. Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9. Notice of Dissolution of Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable

Item 10. Certification

(a)	Not applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TDI Castles LLC	T. Bing Byington

January 3, 2003	January 3, 2003

By: /s/ T. Bing Byington	/s/ T. Bing Byington

Signature

T. Bing Byington, Managing Member	T. Bing Byington

Name/Title	Name/Title

Exhibit A

AGREEMENT

The undersigned persons hereby agree that reports on Schedule 13G, and any amendments thereto, may be filed in a single statement on behalf of all such persons, and further, each such person designates T. Bing Byington as its agent and attorney-in-fact for the purpose of executing any and all such reports required to be made by it with the Securities and Exchange Commission.

Dated: January 3, 2003

TDI Castles, LLC

By: /s/	T. Bing Byington

Name:	T. Bing Byington

Title:	Managing Member

T. Bing Byington

Name:	/s/ T. Bing Byington